UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 9, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on January 9, 2012, entitled "Major new oil discovery in the Barents Sea ".

Major new oil discovery in the Barents Sea

Statoil ASA (OSE:STL, NYSE:STO) has together with its partners Eni Norge AS and Petoro AS made a substantial oil discovery in the Havis prospect in the same licence as Skrugard (PL532) in the Barents Sea. This is the second high-impact discovery in the North in nine months.

Well 7220/7-1, drilled by the drilling rig Aker Barents, has proved a 48 metre gas column and a 128 metre oil column.

Statoil estimates the volumes in Havis to be between 200 and 300 million barrels of recoverable oil equivalents (o.e.). The provisional, updated total volume estimate for the Skrugard and Havis discoveries in PL532 is in the region of 400-600 million barrels of recoverable oil equivalents.

“Havis is our second high impact oil discovery in the Barents Sea in nine months. The discovery’s volume and reservoir properties make it Skrugard’s twin. Skrugard and Havis open up a new petroleum province in the North,” says Helge Lund, President and CEO of Statoil ASA.

Havis lies approximately 7 kilometres southwest of the Skrugard discovery, made in April of last year. Havis lies within the same production licence, but forms an independent structure. There is no communication between the two discoveries.

The discovery provides further confirmation of Statoil’s faith in the exploration potential of the Norwegian continental shelf, and makes an important contribution to the revitalisation of the NCS in line with what was communicated at Capital Markets Day in June of last year.

Moreover, Havis and Skrugard prove that persistence and long-term thinking bear fruits. Statoil has been exploring in the Barents Sea for more than 30 years and the company has been involved in 88 of a total 92 exploration wells drilled in the area. This has resulted in continuous competence building and a deep understanding of the hydrocarbon systems in the Barents Sea.

Statoil has previously communicated that the Skrugard discovery will provide the basis for an independent development, with the Havis volumes the development project becomes even more robust. Going forward, the partnership will drill an appraisal well in the Skrugard discovery and assess further upside potential in the licence.

“The Havis discovery boosts the development of Skrugard as a versatile new centre with processing and transport capacity. We are about to realise the Barents Sea as a core area on the Norwegian continental shelf,” says Statoil’s Erik Strand Tellefsen, vice president for Skrugard development.

“The Skrugard and Havis discoveries will be important for industrial development and will further boost activity in the supplier industry, providing new jobs and generating spin-off effects throughout the region,” adds Lund.

Well 7220/7-1 is the second well in production licence 532, which was awarded in 2009 in connection with the 20th licensing round. The well is drilled to a vertical depth of 2200 metres below sea level at a sea depth of 365 metres.

Statoil is operator for production licence PL532 with an ownership share of 50%. The licence partners are Eni Norge AS (30%) and Petoro AS (20%).

* High impact  =  > 250 million barrels o.e. in total or > 100 million barrels net for Statoil

More information:

Investor relations Norway:
Hilde Merete Nafstad, senior vice president, investor relations, mobile: +47 957 83

Investor relations USA:
Morten Sven Johannessen, vice president, investor relations USA, mobile: +1 203 570 2524

Media:
Jannik Lindbæk jr, VP media relations,
mobile + 47 977 55 622

Ola Anders Skauby, press spokesman, media relations,
mobile: +47 905 98 519

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: January 9, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer